Exhibit 99.1

BOSTON SCIENTIFIC CORPORATION ANNOUNCES COMPLETION OF TARGET THERAPEUTICS, INC. MERGER

Natick, Mass. (April 8, 1997) Boston Scientific Corporation (NYSE:BSX) announced today that it has completed its acquisition of Target
Therapeutics, Inc. (NASDAQ:TGET).

As a result of this merger, Target Therapeutics' stockholders will receive
1.07 shares of Boston Scientific common stock in exchange for each share of Target Therapeutics common stock.

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices. The Company's products are used in a broad range of Interventional medical specialties.